TRON INC.
941 W. Morse Blvd. Suite 100
Winter Park, FL 32789

March 23, 2026

VIA EDGAR

Division of Corporation Finance

Office of Crypto Assets

U. S . Securities & Exchange Commission

100 F Street, NE

Washington, D. C. 20549

Re:	Tron Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-288986)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 19, 2026, in which the Company requested acceleration of the effective date of the above-referenced Registration Statement for March 23, 2026 at 5:00 p.m., Eastern time, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Tron Inc.

/s/ Richard Miller
Name:	Richard Miller
Chief Executive Officer